15027503

SEC MAIL PROCESSING
RECEIVED
AUG 3 1 2015
WASH, D.C.
189
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-218

00218

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **07/01/14** (mm/dd/yy) AND ENDING **06/30/15** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Protected Investors of America**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

235 Montgomery Street, Suite 1050
(No. and Street)

San Francisco	**California**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sonya Dreizler **415-869-5954**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Burr Pilger Mayer, Inc.
(Name – if individual, state last, first, middle name)

600 California Street, Suite 600	**San Francisco**	**California**	**94108**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/31

OATH OR AFFIRMATION

I, **Sonya Dreizler**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Protected Investors of America**, as of **June 30, 2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

State of California

County of San Francisco
Subscribed and sworn to (or affirmed) before me this 27 **day of** August, **20**15,
by Sonya Dreizler
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]

(Seal)

R. Salvador
Notary Public

R. SALVADOR
Commission # 2083162
Notary Public - California
San Francisco County
My Comm. Expires Oct 19, 2018

[signature]
Signature

President & CEO
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income.
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROTECTED INVESTORS OF AMERICA

CONTENTS

BPM
BURR PILGER MAYER

600 California Street, Suite 600, San Francisco, CA 94108
Phone 415.421.5757 Fax 415.288.6288 Email bpm@bpmcpa.com Web bpmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Protected Investors of America

We have audited the accompanying statement of financial condition of Protected Investors of America (the "Company") as of June 30, 2015, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Protected Investors of America as of June 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Burr Pilger Mayer, Inc.

San Francisco, California
August 27, 2015

PROTECTED INVESTORS OF AMERICA

STATEMENT OF FINANCIAL CONDITION

June 30, 2015

ASSETS

Cash and cash equivalents	$ 172,042
Deposit with clearing broker	125,000
Certificates of deposit	453,166
Securities owned, at fair value	385,741
Commissions and advisory fees receivable	1,176,500
Other receivables	42,224
Prepaid expenses	9,473
Deferred tax assets	17,222
Furniture and equipment, net of $116,856 accumulated depreciation	14,944
Total assets	$ 2,396,312

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 46,944
Commissions and advisory fees payable	1,015,418
Income taxes payable	3,938
Accrued compensation and benefits	55,972
Deferred rent expense	4,833
Total liabilities	1,127,105
Stockholders' equity:	
Common stock, no par value; 400,000 shares authorized; 123,074 issued and outstanding	392,377
Retained earnings	876,830
Total stockholders' equity	1,269,207
Total liabilities and stockholders' equity	$ 2,396,312

The accompanying notes are an integral part of these financial statements.

PROTECTED INVESTORS OF AMERICA

STATEMENT OF INCOME

For the year ended June 30, 2015

Revenue:	
Commissions and related fees	$ 4,041,799
Investment advisory fees	3,941,570
Interest and other income	283,853
Total revenue	8,267,222
Expenses:	
Commissions and advisory fees	6,594,780
Compensation and benefits	833,143
Clearing fees	206,034
Rent	96,115
Communications	27,892
Professional fees	106,137
Regulatory fees	39,549
Depreciation	6,000
Other operating expenses	120,020
Total expenses	8,029,670
Income before income taxes	237,552
Income tax provision	(82,542)
Net income	$ 155,010

The accompanying notes are an integral part of these financial statements.

PROTECTED INVESTORS OF AMERICA

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended June 30, 2015

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance, July 1, 2014	126,757	$ 425,573	$ 721,820	$ 1,147,393
Shares issued for cash	4,170	37,874	-	37,874
Shares issued for compensation	1,540	13,937		13,937
Shares redeemed	(9,393)	(85,007)	-	(85,007)
Net income	-	-	155,010	155,010
Balance, June 30, 2015	123,074	$ 392,377	$ 876,830	$ 1,269,207

The accompanying notes are an integral part of these financial statements.

PROTECTED INVESTORS OF AMERICA

STATEMENT OF CASH FLOWS

For the year ended June 30, 2015

Cash flows from operating activities:	
Net income	$ 155,010
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	6,000
Non-cash stock compensation expense	13,937
Unrealized loss on securities	301
Deferred rent expense	(7,126)
Deferred taxes	(7,796)
Changes in operating assets and liabilities:	
Commissions and advisory fees receivable	(73,053)
Other receivables	(29,142)
Prepaid expenses	743
Accounts payable and accrued expenses	(3,451)
Commissions and advisory fees payable	91,239
Income taxes payable	(74,282)
Accrued compensation and benefits	(25,731)
Net cash provided by operating activities	46,649
Cash flows from investing activities:	
Purchase of securities owned	(62,199)
Purchase of certificates of deposit	(202,020)
Redemption of certificates of deposit	200,000
Net cash used in investing activities	(64,219)
Cash flows from financing activities:	
Repurchase of stock	(85,007)
Issuance of stock	37,874
Net cash used in financing activities	(47,133)
Net decrease in cash and cash equivalents	(64,703)
Cash and cash equivalents, beginning of year	236,745
Cash and cash equivalents, end of year	$ 172,042
Noncash investing transactions:	
Issuance of common stock in exchange for services	$ 13,937
Supplemental data:	
Income taxes paid	$ 164,620

The accompanying notes are an integral part of these financial statements.

1. Organization

Protected Investors of America (the "Company") was formed as a California corporation on November 3, 1934. The Company is a licensed securities broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company also provides advisory services and engages in the sale and management of marketable securities, mutual funds, insurance and other investment products, primarily in Northern California.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Certificates of Deposit

Certificates of deposit are reported at estimated fair value and have contractual maturities ranging from four to fifty four months.

Securities Owned

Securities owned are stated at fair value and classified as trading securities. Securities owned consist of public traded funds, mutual funds and exchanged traded funds. The Company uses prices obtained from independent third-party pricing services to measure the fair value of these securities. The Company validates prices received from the pricing services using various methods including comparison to subsequent sales, similar instruments, and quoted market prices, where available. The Company does not adjust the prices received from the independent third-party pricing service unless such prices are inconsistent with authoritative guidance and result in material differences in the recorded amounts. The unrealized gains or losses from marking these securities to fair value at each reporting period are reflected in the statement of income.

Continued

2. **Significant Accounting Policies**, continued

Commissions and Advisory Fees Receivables and Allowance for Doubtful Accounts

Commissions and advisory fees receivables are stated at the amount management expects to collect from outstanding balances after discounts and bad debts, taking into account credit worthiness of customer and its history of collection. Management provides for probable uncollectible amounts through a charge to earnings and an increase to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off and charged to the allowance for doubtful accounts. The Company has determined that no allowance for doubtful accounts is necessary as of June 30, 2015.

Furniture and Equipment

Furniture and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets ranging from three to fifteen years. Repair and maintenance expenditures, which are not considered improvements and do not extend the useful life of an asset, are expensed as incurred.

Commissions and Related Fees

Securities transactions and related commission revenues and expense are recorded on a trade date basis as the transaction occurs and unrealized gains and losses are reflected in revenues. The Company has entered into a contract with NFS who has agreed to act as originating broker on a fully disclosed basis for substantially all of the Company's dealings with customers' securities accounts. Accordingly, the Company has no direct receivables or payables to customers or brokers as a result of securities transactions. The Company does have commission receivables and payables from and to brokers as a result of sales commissions earned on mutual funds, advisory fees and other investment programs.

Investment Advisory Fees

Investment advisory fees and expenses are recognized as services are provided and in accordance with the terms of the related contracts. Investment advisory fees are assessed quarterly in arrears at the annual percentage rate in accordance with the Investment Advisory Agreement. The fees are determined based upon the fair value of all assets in the customer accounts on the last trading day of each calendar quarter and fees are received quarterly.

Comprehensive Income (Loss)

Comprehensive income or loss is defined as the change in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. For the year ended June 30, 2015, the Company had no items of other comprehensive loss. Therefore, the net income equals comprehensive income for the year then ended.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, deposit with clearing broker, commissions and advisory fee receivable, other receivables, accounts payable and accrued expenses, commissions and advisory fees payable approximate their fair values due to their short maturities.

Continued

2. Significant Accounting Policies, continued

Fair Value Measurements

Fair value guidance establishes a three level hierarchy for inputs used in measuring the fair value of a financial asset or financial liability. Financial instruments are considered Level 1 when the valuation can be based on unadjusted quoted prices in active markets for identical assets or liabilities. Level 2 financial instruments are valued using quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or models using inputs that are observable or can be corroborated by observable market data of substantially the full term of the assets or liabilities. Financial instruments are considered Level 3 when pricing inputs are unobservable and reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Income Taxes

The Company accounts for income taxes using an asset and liability approach, as prescribed in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740-10, *Income Taxes - Overall.* Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Operating loss and tax credit carryforwards are measured by applying currently enacted tax laws. Valuation allowances are provided when necessary to reduce net deferred tax assets to an amount that is more likely than not to be realized.

ASC 740-10 requires that the tax effects of a position be recognized only if it is more likely than not to be sustained based solely on its technical merits as of the reporting date in an amount more likely than not to be sustained upon review by the tax authorities. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes. Based on its evaluation, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of June 30, 2015.

Recent Accounting Pronouncements

In August 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-15, *Presentation of Financial Statements-Going Concern (Subtopic 205-40).* This ASU provides guidance to determine when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity's ability to continue as a going concern within one year of the date that the financial statements are issued. An entity must provide certain disclosures if conditions or events raise substantial doubt about the entity's ability to continue as a going concern. This standard is effective for annual periods ending after December 15, 2016. The Company is evaluating the impact of the adoption of this accounting standard update on its consolidated financial statements.

Continued

2. **Significant Accounting Policies**, continued

Recent Accounting Pronouncements, continued

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606), which provides guidance for revenue recognition.* This ASU affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of non-financial assets. This ASU will supersede the revenue recognition requirements in Topic 605, *Revenue Recognition*, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, *Revenue Recognition-Construction-Type and Production-Type Contracts.* The standard is effective for the Company beginning after December 15, 2017. In April 2015, the FASB has voted for a one-year deferral of the effective date of the new revenue recognition standard in ASU 2014-09.

3. **Deposit with Clearing Organization**

During 2013, the Company entered into a fully disclosed clearing agreement with National Financial Services LLC ("NFS"). Included in that contract, NFS agreed to pay the Company, a correspondent business development credit for the first four years based on the terms of the agreement. During fiscal year 2015, the credit paid to the Company was $150,000, which is included in interest and other income on the accompanying statement of income. Pursuant to the agreement, there are significant penalties to be paid to NFS if the agreement is terminated. Additionally, in accordance with the NFS agreement, the Company is required to maintain a cash balance of $125,000.

4. **Furniture and Equipment**

Furniture and equipment consist of the following:

Computers and equipment	$ 54,142
Furniture	24,395
Leasehold improvements	53,263
Total cost	131,800
Total accumulated depreciation	(116,856)
Net furniture and equipment	$ 14,944

5. **Postretirement Plan**

The Company maintains a salary deferral and profit sharing plan consistent with provisions under section 401(k) of the Internal Revenue Tax Code. Under this plan employees may make an elective deferral to reduce their taxable gross wages or a Roth contribution with after tax wages. The Company elected to contribute $18,932 in 2015 to the 401(k) Plan to supplement employee contributions. This amount is included in compensation and benefits on the accompanying statement of income.

Continued

6. Fair Value Measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

The following table presents information about the Company's assets measured at fair value on a recurring basis and the Company's estimated level within the fair value hierarchy of those assets as of June 30, 2015:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of June 30, 2015
Assets, at fair value:				
Cash & Cash Equivalents -				
Money Market Account	$ 15,360	$ -	$ -	$ 15,360
Certificates of Deposit		453,166		453,166
Securities owned	385,741	-	-	385,741
Total	$ 401,101	$ 453,166	$ -	$ 854,267

7. Net Capital Requirements

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $50,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At June 30, 2015, the Company's net capital was $1,090,928 which exceeded the requirement by $1,015,787.

8. Stock Based Compensation

The Company awards stock at fair value to employees, advisors and the Board of Directors based on certain criteria. Management determines the fair value share price based on the total equity of the Company and other factors.

For the year ended June 30, 2015, the Company issued 1,540 shares to the Board of Directors for attending board meetings in lieu of cash, and recorded a $13,937 stock based compensation expense which is included in other operating expenses on the accompanying statement of income.

Continued

9. Income Taxes

The income tax expense (benefit) for the year ended June 30, 2015 consisted of:

Current:		
Federal	$	71,141
State		19,197
Total current		90,338
Deferred:		
Federal		(8,521)
State		725
Total deferred		(7,796)
Income tax provision	$	82,542

Significant components of the Company's deferred tax balances as of June 30, 2015 are as follows:

Deferred income tax assets (liabilities):		
Depreciation	$	(432)
Unrealized gains on investments		(3,832)
Accrued compensation		13,034
Deferred rent		1,925
State credits		6,527
Total deferred income tax asset (liability)		17,222
Valuation allowance		-
Net deferred income tax asset (liability)	$	17,222

The realizations of deferred tax assets resulting from the temporary differences noted above are dependent upon the generation of sufficient taxable income in future years. At June 30, 2015, management anticipates that it is more likely than not the Company will generate sufficient taxable income in future periods to utilize all deferred tax assets, and therefore, no valuation allowance is necessary.

During 2015, the Company's utilized no Federal and California net operating loss carryforwards as all net operating loss carryforwards were fully utilized in prior years.

Temporary differences and their related tax effects shown above are based upon current estimates and assumptions and could vary significantly from actual amounts reported on tax returns subsequently filed. Accordingly, the Company may adjust the temporary differences as reported above when their tax returns are ultimately filed.

The Company files income tax returns in the U.S. federal and California jurisdictions. The Company is no longer subject to federal or California tax examinations by tax authorities for years before 2012 and 2011, respectively.

Continued

10. Operating Lease Commitments and Contingencies

The company has a non-cancellable operating lease for office space which expires in 2016. Future minimum aggregate annual payments under the leases are $74,917 in fiscal year 2016.

Rent expense, net of sublease income, was $96,115 for the year ended June 30, 2015.

In addition, the Company is sometimes involved in various legal and regulatory matters arising from its securities activities. Although the initiation and ultimate outcome of such matters cannot be predicted, it is the opinion of management, based on discussions with legal counsel, that the resolution of any such current matters will not have a material effect upon the Company's financial position or results of operations.

11. Risk Concentration

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

The Company maintains its cash balances in various financial institutions. These cash balances may, at times, exceed federally insured limits.

12. Subsequent Events

The Company has evaluated all subsequent events for recognition and disclosure through August 27, 2015, the date which these financial statements were available to be issued. Nothing has occurred outside the normal course of business operations that require disclosure or recognition as of June 30, 2015.

Continued

SUPPLEMENTAL INFORMATION

PROTECTED INVESTORS OF AMERICA

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

June 30, 2015

Net capital:	
Total stockholders' equity, June 30, 2015	$ 1,269,207
Discretionary liabilities allowable in computation of net capital	35,800
	1,305,007
Less non-allowable assets:	
Commissions and advisory fees receivable	83,550
Other receivables	42,224
Deferred tax assets	17,222
Prepaid expenses	9,473
Furniture and equipment, net	14,944
Total non-allowable assets	167,413
Net capital before haircuts	1,137,594
Less:	
Haircuts on securities	46,666
Net capital	1,090,928
Net minimum capital requirement of 6-2/3% of aggregate indebtedness of $75,141 or $50,000, whichever is greater	75,141
Excess net capital	$ 1,015,787

There were no material differences between the computation of net capital included in this report and the corresponding schedules included in the Company's June 30, 2015 Part II A FOCUS filing.

PROTECTED INVESTORS OF AMERICA

June 30, 2015

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BPM
BURR PILGER MAYER

600 California Street, Suite 600, San Francisco, CA 94108
Phone 415.421.5757 Fax 415.288.6288 Email bpm@bpmcpa.com Web bpmcpa.com

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Protected Investors of America

We have reviewed management's statements, included in the accompanying Management's Assertion Regarding Compliance with (k)(2)(ii) Exemption, in which (1) Protected Investors of America (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that Protected Investors of America met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Burr Pilger Mayer, Inc.

San Francisco, California
August 27, 2015

Management's Assertion Regarding Compliance with (k)(2)(ii) Exemption

August 27, 2015

Protected Investors of America
235 Montgomery Street, Suite 1050
San Francisco, CA 94104

To Burr Pilger Mayer, Inc.:

Protected Investors of America (the "Company") is exempt from the requirements of SEC Rule 15c3-3(k) under the provisions of paragraph (2)(ii) thereunder. The Company has met the requirements of the provisions of paragraph (2)(ii), without exception, since it commenced operations, including during the entirety of the fiscal year ended June 30, 2015.

Sincerely,

Sonya Dreizler
President and Chief Executive Officer

BPM
BURR PILGER MAYER

600 California Street, Suite 600, San Francisco, CA 94108
Phone 415.421.5757 Fax 415.288.6288 Email bpm@bpmcpa.com Web bpmcpa.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To Board of Directors of Protected Investors of America

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2015, which were agreed to by Protected Investors of America (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Burr Pilger Mayer, Inc.

San Francisco, California
August 27, 2015

ACCOUNTANTS & CONSULTANTS

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 6/30/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

000218 FINRA JUN
PROTECTED INVESTORS OF AMERICA
235 MONTGOMERY ST STE 1050
SAN FRANCISCO CA 94104-3008

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Tammy H. Cao

2. A. General Assessment (item 2e from page 2)		$ 11,854
B. Less payment made with SIPC-6 filed (exclude interest) 01/31/2015 Date Paid		(5,959)
C. Less prior overpayment applied		(-)
D. Assessment balance due or (overpayment)		-
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		-
F. Total assessment balance and interest due (or overpayment carried forward)		$ 5,895
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 5,895	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Protected Investors of America, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Controller
(Title)

Dated the 21 day of August, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2014
and ending 6/30/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030)	$ 8,267,222
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	–
(2) Net loss from principal transactions in securities in trading accounts.	–
(3) Net loss from principal transactions in commodities in trading accounts.	–
(4) Interest and dividend expense deducted in determining item 2a.	–
(5) Net loss from management of or participation in the underwriting or distribution of securities.	–
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	–
(7) Net loss from securities in investment accounts.	–
Total additions	–
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,384,441
(2) Revenues from commodity transactions.	–
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	120,000
(4) Reimbursements for postage in connection with proxy solicitation.	–
(5) Net gain from securities in investment accounts.	1,406
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	3,200
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	–
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest and dividend income in investment accounts (Deductions in excess of $100,000 require documentation)	16,435
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ –	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ –	
Enter the greater of line (i) or (ii)	–
Total deductions	3,525,481
2d. SIPC Net Operating Revenues	$ 4,741,741
2e. General Assessment @ .0025	$ 11,854 (to page 1, line 2.A.)